3-13-02

02025494

929058

RECD S.E.C.
MAR 14 2002
1086

BEST AVAILABLE COPY

1-13314

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 13, 2002

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL
P

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on March 12, 2002, in English with respect to a 37.16% net profit increase in 2001 annual operating results.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
ANNOUNCES ANNUAL OPERATING RESULTS FOR 2001

Net Profit Increases 37.16%

(Beijing, China, March 12, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its audited results for the year ended December 31, 2001. The Company's net profit was RMB3.451 billion (approximately US$417 million based on the exchange rate of US$1 to RMB8.2766 on December 31, 2001), a 37.16% increase over 2000. Net operating revenues for 2001 were RMB15.791 billion (approximately US$1.908 billion), a 25.79% increase over 2000. Basic earnings per share were RMB0.61 (approximately US$0.07). Basic earnings per American Depository Share (ADS) were RMB24.24 (approximately US$2.93). The Board of Directors proposed to distribute a dividend of RMB0.30 per share to shareholders.

The Board of Directors of the Company was very satisfied with the operating results obtained last year. On the one hand, the successful acquisition of Shandong Huaneng expanded the Company's operational capacity, enhanced its competitiveness and made great contribution to the significantly increased operating results for the year 2001. On the other hand, while facing some negative factors such as increasingly fierce competition in the power market and pressure from continuously rising coal prices, the Company has strived to expand operation scale and reinforce its marketing efforts, as well as strengthen internal management and cost control to improve efficiency.

In the year 2001, the Company completed its A share issuance and listing on the Shanghai Stock Exchange, and its total issued share capital has reached 6 billion shares. The issuance of A shares improved the Company's capital structure, added a new funding channel in the domestic capital market for the Company, and created greater opportunities for the Company's future development.

In 2001, the total amount of power generated at the Company's power plants was 55.86 billion kWh, which was 3.8% higher than the annual planned power generation and a 26.5% increase when compared to 2000. The average availability factor of the power plants of the Company was 92.18% and the average capacity factor was 58.97%; the weighted average coal consumption rates for power sold and for power generated were 333gram/kWh and 317gram/kWh, respectively, the weighted average house consumption rate was 4.97% and the average unit fuel cost for output was RMB95.1/MWh. Technical and economic indices remained to be in the forefront among power companies in the PRC.

In 2002, the Company will capture opportunities and meet challenges with full confidence and strength and will also strive to achieve the following objectives: to ensure the safety and operating stability of its power plants and the achievement of its annual generation plan; to ensure the first unit of Dezhou Phase III to be put into commercial operation; to strengthen fuel management as well as cost controls of other aspects; to enhance the Company's analysis and forecasting work on the power market and the power pooling system so as to strengthen the Company's power sales; and to push ahead the preparation work for acquisition of power plant assets, seeking opportunities to expand the Company's operation scale and strengthen its competitiveness.

The above-mentioned operating results have been included in the report of the Board of Directors of the Company and have been reviewed and passed at the Board Meeting held in Beijing today. The Company's detailed operation and financial results will be reflected in the Company's Annual Report (with Form 20-F).

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

~ End ~

Attached are the Company's 2001 financial statements (under International Accounting Standards).

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
BALANCE SHEETS
AS OF 31ST DECEMBER, 2001

(Amounts expressed in thousands)

	The Company and its subsidiaries		The Company		
	31st December, 2001		31st December, 2001		31st December, 2000
	(Rmb)	(US$)	(Rmb)	(US$)	(Rmb)
ASSETS					
Non-current assets					
Property, plant and equipment, net	37,557,114	4,537,747	34,948,277	4,222,874	31,643,530
Land use rights	787,131	95,100	711,729	85,993	576,065
Investment in an associate	226,488	27,366	226,488	27,365	-
Investment in subsidiaries	-	-	860,967	104,024	-
Other long-term assets	183,628	22,184	900,026	108,742	185,664
Less: Negative goodwill	(2,225,505)	(268,891)	(2,225,505)	(268,891)	-
Total non-current assets	36,528,856	4,413,510	35,341,982	4,270,108	32,405,259
Current assets					
Cash and cash equivalents	2,173,134	262,564	2,129,332	257,271	1,968,873
Temporary cash investments	6,224,070	752,008	5,995,752	724,422	294,925
Investments	1,102	133	-	-	60,000
Accounts receivable	1,407,171	170,016	1,331,720	160,902	1,196,072
Materials and supplies, net	718,997	86,871	638,108	77,098	563,740
Due from a subsidiary	-	-	18,266	2,207	-
Other receivables and assets, net	239,443	28,930	230,707	27,875	5,958,579
Total current assets	10,763,919	1,300,524	10,343,885	1,249,775	10,061,689
Total assets	47,292,775	5,714,034	45,685,867	5,519,883	42,466,948
EQUITY AND LIABILITIES					
Shareholders' equity					
4,250,000,000 PRC Domestic Shares, par value Rmb 1.00 each, in form of legal person shares	4,250,000	513,496	4,250,000	513,496	4,150,000
250,000,000 A Shares, par value Rmb 1.00 each	250,000	30,206	250,000	30,206	-
1,500,000,000 Overseas Listed Foreign Shares, par value Rmb 1.00 each	1,500,000	181,234	1,500,000	181,234	1,500,000
Additional paid-in capital	10,137,732	1,224,867	10,137,732	1,224,867	7,717,479
Dedicated capital	2,659,012	321,269	2,659,012	321,269	2,032,701
Equity component of convertible notes	510,506	61,681	510,506	61,681	510,506
Retained earnings	8,986,280	1,085,745	8,986,280	1,085,745	7,878,556
Total shareholders' equity	28,293,530	3,418,498	28,293,530	3,418,498	23,779,238
Minority interests	486,261	58,751	-	-	-
Non-current liabilities					
Liability component of convertible notes	-	-	-	-	1,395,380
Long-term loans from shareholders	777,717	93,966	777,717	93,966	782,225
Long-term bank loans	8,691,246	1,050,099	8,081,033	976,371	8,885,634
Other long-term loans	106,799	12,904	-	-	170,366
Accrued put premium for convertible notes	-	-	-	-	380,395
Other financial liabilities	14,875	1,797	14,875	1,797	-
Total non-current liabilities	9,590,637	1,158,766	8,873,625	1,072,134	11,614,610
Current liabilities					
Short-term loans	40,000	4,833	-	-	1,300,000
Current portion of long-term loans from shareholders	15,565	1,881	15,565	1,881	218,986
Current portion of long-term bank loans	2,630,008	317,764	2,630,008	317,764	1,431,715
Current portion of other long-term loans	283,273	34,226	174,360	21,068	58,123
Accounts payable and accrued liabilities	2,657,223	321,052	2,496,379	301,619	2,717,987
Taxes payable	521,193	62,972	441,190	53,306	529,441
Due to HIPDC	38,584	4,020	36,584	4,420	130,188
Due to other related parties	3,225	390	3,225	390	-
Staff welfare and bonus payable	376,193	45,451	362,510	43,773	542,355
Due to Nanjing Investment	-	-	-	-	143,641
Liability component of convertible notes	1,703,443	205,814	1,703,443	205,814	-
Put option of convertible notes	655,640	79,216	655,640	79,216	-
Total current liabilities	8,922,587	1,078,019	8,518,712	1,029,251	7,070,603
Total equity and liabilities	47,292,775	5,714,034	45,685,867	5,519,883	42,466,948

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2766 announced by the People's Bank of China on 31st December, 2001. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate on Dec. 31, 2001, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2001

(Amounts expressed in thousands, except per share data)

	The Company and its subsidiaries		The Company	
	2001		2000	1999
	(Rmb)	(US$)	(Rmb)	(Rmb)
Operating revenue, net	15,791,362	1,907,953	12,553,254	10,488,168
Operating expenses				
Fuel	(5,147,364)	(621,918)	(3,840,690)	(3,346,158)
Maintenance	(765,712)	(92,515)	(670,994)	(568,119)
Depreciation	(3,261,001)	(394,002)	(2,654,413)	(2,380,651)
Labor	(807,136)	(97,520)	(669,916)	(497,835)
Transmission fees	(36,925)	(4,461)	(17,094)	(27,343)
Service fees to HIPDC	(307,322)	(37,131)	(310,742)	(305,792)
Others	(451,868)	(54,596)	(482,507)	(382,274)
Total operating expenses	(10,777,328)	(1,302,143)	(8,646,356)	(7,508,172)
Profit from operation	5,014,034	605,810	3,906,898	2,979,986
Interest income	113,081	13,663	79,723	
Interest expense	(867,538)	(104,818)	(1,024,653)	(791,179)
Exchange losses, net	(41,758)	(5,045)	(34,936)	63,923
Total financial expenses	(796,215)	(96,200)	(979,866)	(727,256)
Gain from disposal of investment	24,671	2,981	-	-
Share of loss of an associate	(5,381)	(650)	-	-
Profit before taxation	4,237,109	511,941	2,927,032	2,252,730
Taxation	(715,220)	(86,415)	(411,202)	(384,555)
Profit after taxation	3,521,889	425,526	2,515,830	1,868,175
Minority interests	(71,231)	(8,606)	-	-
Net profit	3,450,658	416,920	2,515,830	1,868,175
Proposed dividend	1,800,000	217,481	1,243,000	508,500
Proposed dividend per share	0.30	0.04	0.22	0.09
Basic earnings per share	0.61	0.07	0.45	0.33
Fully diluted earnings per share	0.60	0.07	0.44	N/A

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2766 announced by the People's Bank of China on 31st December, 2001. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate on 31st December, 2001, or at any other certain rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________

Name: Wang Xiaosong
Title: Vice Chairman

Date: March 13, 2002